Exhibit 21.1

Subsidiaries of Tradeweb Markets Inc.

	Subsidiary	Jurisdiction of Incorporation / Formation
1.	Tradeweb Markets LLC	Delaware
2.	BNX LLC	Delaware
3.	BondDesk Canada Holdings, Inc.	Delaware
4.	BondDesk Group LLC	Delaware
5.	Dealerweb Inc.	New York
6.	DW SEF LLC	Delaware
7.	M.P.A. Technologies, Inc.	California
8.	Munigroup.com, LLC	Delaware
9.	Tech Hackers LLC	Delaware
10.	TIPS LLC	Wyoming
11.	Tradeweb Asia Holdings Limited	Hong Kong
12.	Tradeweb Direct LLC	Delaware
13.	Tradeweb EU B.V.	Netherlands
14.	Tradeweb Europe Limited	England and Wales
15.	Tradeweb Global Holding LLC	Delaware
16.	Tradeweb Global LLC	Delaware
17.	Tradeweb IDB Markets, Inc.	Delaware
18.	Tradeweb Japan K.K.	Japan
19.	Tradeweb LLC	Delaware
20.	Tradeweb Markets International LLC	Delaware
21.	TW SEF LLC	Delaware
22.	TWEL Holding LLC	Delaware